4imprint Group plc

30 August 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	***Document***
3.08.05	Interim results

If you should have any questions or comments, please call the undersigned at 001-44-161 786 0424.

Yours faithfully

P.P. T.D. Hallam

Andrew Scull
Company Secretary

dlw 9/9

4imprint Group PLC
03 August 2005

4imprint Group plc - Interim results 2005

Highlights

Prepared under IFRS	Half year 2005 £m	Half year 2004 £m	Full year 2004 £m
Sales	47.02	43.37	93.59
Operating profit	3.07	0.68	3.61
Operating profit before exceptional items and pension charges	3.35	1.46	5.02
Basic EPS	12.38p	9.08p	22.97p
Dividend per share - interim	2.50p	1.75p	1.75p
- final	-	-	3.50p
Cash and bank overdrafts	3.39	10.16	14.67

- Sales at £47m are 8.4% up on 2004
- Operating profit before exceptional items and pension charges more than

doubled at £3.35m, operating profit is £3.07m compared to £0.68m for the first half of 2004

- Dividend of 2.5p per share, an increase of 42.8% on 2004 interim
- Share buy back returned £9.6m to Shareholders in April
- Adventures in Advertising, a US subsidiary, was sold on 21 July 2005 for $11.3m consideration
- Sales of the web/catalogue based US direct marketing business increased by 33% over prior year

Chairman's Statement

I am pleased to report to Shareholders that the results for the first half of 2005 are evidence of further substantial progress in the drive to rebuild the value of your company.

Sales of £47.02m were 8.4% ahead of the first half of last year, with all businesses except European Premium Promotions (the PPI business) contributing to this growth.

Operating profit before exceptional items and pension charges at £3.35m compared with £1.46m for last year, and operating margins before exceptional items and pension charges were increased to 7.1% from 3.4%. Operating profit was £3.07m compared to £0.68m for last year.

After interest income of £0.16m, pre tax profits were £3.78m comprising £3.23m from continuing operations and £0.55m from discontinued operations (release of provision relating to the disposal of a US supplier business in 1999) compared with £0.80m for last half year.

The tax rate for the half year was 10%, Group post tax profit was £3.41m (continuing operations £3.04m and discontinued operations £0.37m).

Earnings per share at 12.38p compares with 9.08p for last year, reflecting both the strong operational performance achieved, and the reduced number of shares in issue after the 'share buy back' executed earlier this year. In addition the prior half year earning per share value benefited from one-off tax provision releases.

Net cash at the end of the period was £3.4m.

The Board has declared a dividend of 2.50p per share which compares with 1.75p per share for the first half of 2004.

The first half of 2005 was a period of significant activity for the Group, and several major initiatives were carried out including the following:

Firstly, in April, the Group completed the share buy back plan, approved at the 2005 Annual General Meeting. A total of 3.9 million shares were repurchased representing 13% of the issued capital at a price of 245 pence with a total value of £9.6m. The number of shares in issue reduced to 25 million.

Secondly, on 22 July 2005, the Group announced the sale of its US based subsidiary franchise company, Adventures in Advertising, to the Riverside Company, a US based Private Investment Group for a consideration of $11.3m. Shareholders will recall that AiA was acquired in 2000, and that the subsequent financial performance of AiA gave rise to significant problems for the Group and resulted in substantial destruction of value. A major effort by new management reversed the financial weakness, and the AiA business had been restored to a sustainable profitability. However, AiA was the only Franchise business in the Group and it did not fit with the other core businesses. The Group's net cash position at the end of July was around £8m.

Thirdly, the 4imprint Group in the USA, which comprises principally a Direct Marketing enterprise using web/catalogue/telephone sales and marketing methods, is developing into one of the strongest and most rapidly growing companies in the Group. In the first half of this year, sales increased by 17% and profits were almost double those of prior year. Significantly, sales of the web catalogue based direct marketing business at $33m increased by 33% over last year, sales in corporate programmes were reduced but profits increased as the business was downsized and refocused. Further investments have been made in web expertise and catalogue coverage to underpin all growth plans, and 4imprint's position as the leading direct marketer of promotional products using web/catalogue/telephone systems.

Fourthly, the European Corporate Programmes and Direct Marketing Division, which includes the Manchester based Broadway business and the German based Kreyer company delivered an impressive performance in the first half with sales 11% ahead of the previous year and operating profits over four times those of the first half of 2004. All sections of the business did well with Corporate Programmes showing substantial improvement. During the first half of 2005 a major initiative was put underway to develop the existing Direct Marketing Business into a web/catalogue/telephone business, modelled on the 4imprint Inc business in the USA, and with significant input from the US sister company.

In addition, the European Premium Promotions Business (PPI) is being integrated into the Broadway business. The rewards are expected to be significant, not only from a reduced cost base, but with increased management and commercial support from closer integration with the other promotional product streams.

Outlook:

In general, the market for the Group's products in North America remains good, while in the UK the position is stable. The initiatives underway in the Group are expected to underpin progress in the second half.

Ken Minton
Executive Chairman
3 August 2005

Finance Director's Report

Results Summary:

Total sales, at £47.02m, increased by 8.4% over the same period last year, 9.7% before exchange movements, with strong performances in both the European Direct Marketing and Corporate Programmes business and the US Direct Marketing Business.

Operating profit before exceptional items and pension charges was £3.35m, a £1.89m increase over 2004.

All businesses, apart from the European Premium Promotions business, achieved significant operating profit growth due to a combination of higher sales, improved margins and tight cost control.

Group overheads before IFRS 2 charges for share options and IAS 19 defined benefit pension charges are below £0.5m.

In accordance with IFRS 2 the expense for senior management share options and SAYE options is £0.21m in the first half year.

The Group defined benefit pension scheme deficit net of deferred taxation is £11.49m and this is now shown on the balance sheet as a liability in accordance with IAS19. The defined benefit scheme charge for the first six months is £0.24m and cash payments into the scheme were £0.72m. The charge for the defined contribution scheme was £0.18m.

The taxation charge for the period is calculated at a rate of 10%, the Group's best estimate of the underlying rate for the year. The disposal of AiA will result in the crystallisation of a deferred tax asset relating to the associated goodwill which had previously been written off to reserves.

Basic earnings per share in the first half were 12.38p compared to 9.08p last year. However, excluding the large tax credit in 2004 the underlying growth is significant. Basic earnings per share for the first half of 2004 were 10.19p (under UK GAAP), the movement to IFRS reduced this to 9.08p. In addition, in

2004 there was a significant tax credit of £1.95m, which contributed 6.80p to earnings per share, whereas in 2005 there is a small tax charge. In 2005 the average number of shares has been reduced as a consequence of the share buy back, the impact of this is an increase of 0.64p.

The Board has declared a dividend of 2.50p an improvement of 42.8% over prior year.

The Group completed the share buy back in April 2005, returning £9.57m to shareholders; the closing net cash balance at the end of June was £3.39m.

The average US dollar exchange rate was $1.8631 (2004: $1.8202), the exchange rate at the balance sheet date was $1.7714 (2004: $1.8213). This resulted in an increase in reserves of £0.54m.

International Financial Reporting Standards:

The Group is required to adopt International Financial Reporting Standards for the first time in its financial statements to 31 December 2005. The interim results for the period ended 2 July 2005 have been prepared in accordance with the accounting policies under IFRS published on the 4imprint website
(

www.4imprint.co.uk

).

The principal adjustments relate to:

- Adoption of IAS 19 'Employee benefits,' recognising employee benefit obligations, particularly pensions on the balance sheet.
- Goodwill is no longer amortised, but is subject to impairment review, in line with IFRS 3 'Business Combinations'.
- Recognition of the cost of share based payments granted after 7 November 2002 in line with IFRS 2 'Share based payment'.
- Dividends are recognised in the period in which they are approved in line with IAS 37 'Provisions, contingent liabilities and contingent assets'.
- Tax implications of the adjustments outlined above in accordance with IAS12 'Income taxes'.

The Group's unaudited estimate of the results under UK GAAP for the first half of 2005 has been included for Shareholder information, the defined benefit

pension scheme charge is assumed to be the same for full year 2005 as 2004.

	UK GAAP Half year 2005 £'000	IFRS Half year 2005 £'000	UK GAAP Half year 2004 £'000	IFRS Half year 2004 £'000	UK GAAP Full year 2004 £'000	IFRS Full year 2004 £'000
Operating profit before goodwill amortisation, exceptional items and pension charges	3,635	3,348	1,558	1,455	5,075	5,018
Goodwill amortisation	(138)	-	(138)	-	(276)	-
Exceptional items	134	134	(308)	(308)	(525)	(525)
Pension charges	(633)	(415)	(207)	(470)	(1,154)	(887)
Operating profit	2,998	3,067	905	677	3,120	3,606
Basic earnings per share	12.13p	12.38p	10.19p	9.08p	21.53p	22.97p
Net assets	29,268	16,068	33,805	20,355	34,877	22,683

	Half year 2005 £'000	Half year 2004 £'000	Full year 2004 £'000
Operating profit under UK GAAP*	2,998	905	3,120
IFRS 2 share option charge	(213)	(6)	(20)
IAS 19 holiday pay accrual	(75)	(89)	(9)
Write off of deferred charges, which do not meet the IFRS definition of an asset	-	(9)	(29)
Write back of goodwill amortisation	138	138	276
Adjustment of pension charges on an IAS 19 basis	218	(263)	267
Other sundry items	1	1	1
Operating profit under IFRS	3,067	677	3,606

* before adoption of FRS 20 'Accounting for share based payment' in 2005.

	Note	2 July 2005 £'000	26 June 2004 £'000	31 December 2004 £'000
Net assets under UK GAAP	1	29,268	33,805	34,877

IAS19 recognition of pension liability	(16,418)	(17,305)	(16,902)
Write off of UK GAAP pension prepayment	(1,925)	(2,069)	(1,659)
Write back of goodwill amortisation	138	138	276
Write off of deferred charges, which do not meet the IFRS definition of an asset	(443)	(411)	(414)
IAS 19 holiday pay accrual	(165)	(172)	(90)
Tax on above adjustments	5,613	5,866	5,603
Dividend Recognition	-	503	992
Net assets under IFRS	16,068	20,355	22,683

Note 1: net assets at 2 July 2005 include the impact of the £9.6m share buyback.

Gillian Davies
Group Finance Director
3 August 2005

Operating Review

European Direct Marketing and Corporate Programmes

	Half year 2005 £'000	Half year 2004 £'000	Full year 2004 £'000
Sales	18,233	16,487	35,727
Operating profit before exceptional items and pension charges	1,444	377	1,907
Operating profit	1,381	327	1,682

The Manchester based business which accounts for 85% of this division's sales, comprises the following divisions:

(a) Trade division - supplies a wide range of promotional products on a regular basis to end user suppliers. It provides bespoke printing and engraving services through its own 'in house' printing facilities. The sector again had an excellent period with sales up 7% on 2004.

(b) Corporate Programmes division - this division builds on its product base by providing sophisticated design and artwork and additional support functions, including warehousing, distribution and product range consultancy, delivering a fully out-sourced solution for specific corporate promotional programmes for major clients. The drive for profitability over

the last 2 years is producing positive results and sales in this area are returning to a growth phase, up 11% on H1 2004.

(c) Direct Marketing division - both sales and profits increased over the same period last year. Direct Marketing uses catalogue, telephone and web selling techniques and the foundations to accelerate growth have been put in place, utilising the advanced skills and methods employed by 4imprint Inc. in the US. This includes a re-development of the website and revised end customer acquisition and retention techniques. Investment is being made in marketing activity to generate increased sales growth.

(d) Field Sales division - This division supplies promotional merchandise to a range of corporate entities on either a preferred supplier or 'ad hoc' basis through a number of sales account managers. It has produced sales growth of 7% compared to 2004.

Kreyer Promotions, in Germany, increased its turnover by 28% compared to prior year due to growth of existing business and acquisition of new customers. Despite tough conditions in the market place the business has focussed on implementation of high potential corporate programmes and development of existing programmes. These sales have been managed on a similar cost base resulting in the business producing a profit in the period compared to a small loss in the same period last year.

European Premium Promotions

	Half year 2005 £'000	Half year 2004 £'000	Full year 2004 £'000
Sales	5,809	6,528	13,328
Operating profit before exceptional items and pension charges	320	466	925
Operating profit	291	133	523

This division comprises the Product Plus International (PPI) company based in London, which specialises in the supply of promotional products and services to a range of blue chip clients.

In the first half of 2005 the business achieved sales at 90% of prior year, with the airlines, cosmetics and retail sectors performing strongly; however the publishing sector was less buoyant. Steps have been taken during the period to integrate the PPI business with the Manchester based European Direct Marketing and Corporate Programmes business; resulting in one strongly managed European business, reduced costs via the integration and increased focus on sales growth. The integration process will be fully completed by the end of 2005.

Operating Review (continued)

US Direct Marketing and Corporate Programmes

	Half year 2005 US$'000	Half year 2005 £'000	Half year 2004 US$'000	Half year 2004 £'000	Full year 2004 US$'000	Full year 2004 £'000
Sales	38,502	20,666	33,003	18,132	73,083	39,910
Operating profit before pension charges	2,750	1,476	1,429	785	4,477	2,445
Operating profit	2,642	1,418	1,331	731	4,278	2,336

4imprint Inc consists of a core Direct Marketing business with a small Corporate Programmes business. Direct Marketing activities, which now account for more than 86% of total sales, are up 33% over the same period in 2004. Planned restructuring in Corporate Programmes resulted in a decrease in revenue in this area. The net effect for the site is a 17% increase in sales at mid-year and a 98% improvement in operating profit.

The strong growth pattern seen in Direct Marketing in 2004 has continued. An integrated marketing strategy utilising the latest web, catalogue and telephone techniques has led to a number of positive results. Orders received in the first half of 2005 are up 25% over prior year, with orders from new customers up more than 35%. The percentage of web orders increased 58% and now constitutes 36% of all orders received. In 2005 the same strategy was adopted for the Canadian business and early results are encouraging with orders up 30%.

This business operates under favourable working capital conditions which generally average 5% of full year sales.

US Franchising

	Half year 2005 US$'000	Half year 2005 £'000	Half year 2004 US$'000	Half year 2004 £'000	Full year 2004 US$'000	Full year 2004 £'000
Fee income	4,302	2,309	4,039	2,219	8,471	4,626
Operating profit before exceptional items and pension charges	1,397	750	788	433	1,833	1,001
Operating profit	1,623	871	768	422	1,795	980

The franchising division, Adventures in Advertising (AiA), has generated fee income growth due to increased system wide sales. Further improvement in operating profit is attributable to tight cost control and reduced external fees.

The AiA business was sold on 21 July 2005.

Ken Minton

Executive Chairman
3 August 2005

Consolidated income statement (unaudited)

	Note	Half year 2005 £'000	Half year 2004 £'000	Full year 2004 £'000
Continuing operations:				
Sales	2	47,017	43,366	93,591
Operating expenses		(43,950)	(42,689)	(89,985)
Operating profit	2	3,067	677	3,606
Operating profit before exceptional items and pension charges		3,348	1,455	5,018
Exceptional items	3	134	(308)	(525)
Pension charges	10	(415)	(470)	(887)
Operating profit	2	3,067	677	3,606
Finance income - net		163	121	290
Profit before tax		3,230	798	3,896
Taxation	5	(190)	1,810	2,676
Profit for the period from continuing operations		3,040	2,608	6,572
Discontinued operations:				
Release of provision relating to disposal of US supplier business in 1999	6	366	-	-
Profit attributable to equity shareholders		3,406	2,608	6,572
Earnings per share				
Basic	7	12.38p	9.08p	22.97p
Diluted	7	11.86p	8.97p	22.21p
Earnings per share from continuing operations				
Basic	7	11.05p	9.08p	22.97p
Diluted	7	10.58p	8.97p	22.21p

Consolidated balance sheet (unaudited)

	At 2 July 2005 £'000	At 26 June 2004 £'000	At 31 Dec 2004 £'000
Non Current Assets			
Property, plant and equipment	1,677	1,928	1,682
Goodwill	4,341	4,341	4,341
Intangible assets	2,510	2,874	2,743
Investments	7	-	8
Deferred income tax assets	7,910	7,373	8,081
	16,445	16,516	16,855

Current Assets			
Inventories	5,919	6,295	4,640
Trade and other receivables	22,352	24,241	22,977
Cash and cash equivalents	4,757	10,858	15,310
	33,028	41,394	42,927
Current Liabilities			
Trade and other payables	16,015	15,730	16,077
Current income tax liabilities	783	695	697
Borrowings	7	2,630	2,572
Provisions and other liabilities	164	1,146	832
	16,969	20,201	20,178
Net Current Assets	16,059	21,193	22,749
Non Current Liabilities			
Retirement benefit obligations	16,418	17,305	16,902
Borrowings	18	23	19
Provisions and other liabilities	-	26	-
	16,436	17,354	16,921
Net Assets	16,068	20,355	22,683
Shareholders' Equity			
Share capital	9,633	11,054	11,063
Share premium reserve	37,683	37,655	37,659
Capital redemption reserve	208	208	208
Treasury shares	(889)	-	(889)
Cumulative translation differences	(77)	(343)	(614)
Fair value and other reserves	236	9	23
Retained earnings	(30,726)	(28,228)	(24,767)
Total Equity	16,068	20,355	22,683

Consolidated statement of changes in shareholders' equity (unaudited)

	Share capital £'000	Share premium reserve £'000	Capital redemption reserve £'000	Treasury shares £'000	Cumulative translation differences £'000	Fair value and other reserves £'000	Retained earnings £'000	Total Equity £'000
Balance at 28 December 2003	11,044	37,630	208	(7)	-	3	(29,975)	18,903
Treasury shares issued	-	-	-	-	-	7	-	7
Profit for the period	-	-	-	-	-	-	2,608	2,608
Currency translation adjustments	-	-	-	-	(343)	-	-	(343)
Shares issued	10	25	-	-	-	-	-	35
Employee options	-	-	-	-	-	6	-	6
Dividends	-	-	-	-	-	-	(861)	(861)
Balance at 26 June 2004	11,054	37,655	208	-	(343)	9	(28,228)	20,355

Balance at 28 December 2003	11,044	37,630	208	(7)	-	3	(29,975)	18,903
Treasury shares issued	-	-	-	7	-	-	-	7
Treasury shares purchased	-	-	-	(889)	-	-	-	(889)
Profit for the period	-	-	-	-	-	-	6,572	6,572
Currency translation adjustments	-	-	-	-	(614)	-	-	(614)
Shares issued	19	29	-	-	-	-	-	48
Employee options	-	-	-	-	-	20	-	20
Dividends	-	-	-	-	-	-	(1,364)	(1,364)
Balance at 31 December 2004	11,063	37,659	208	(889)	(614)	23	(24,767)	22,683
Balance at 1 January 2005	11,063	37,659	208	(889)	(614)	23	(24,767)	22,683
Profit for the period	-	-	-	-	-	-	3,406	3,406
Currency translation adjustments	-	-	-	-	537	-	-	537
Shares issued	72	24	-	-	-	-	-	96
Own shares purchased and cancelled	(1,502)	-	-	-	-	-	(8,373)	(9,875)
Employee options	-	-	-	-	-	213	-	213
Dividends	-	-	-	-	-	-	(992)	(992)
Balance at 2 July 2005	9,633	37,683	208	(889)	(77)	236	(30,726)	16,068

Consolidated cash flow statement (unaudited)	Note	Half year 2005 £'000	Half year 2004 £'000	Full year 2004 £'000
Cash flows from operating activities				
Cash generated from operations	9	1,635	1,539	7,697
Income tax (paid)/received		(36)	384	470
Interest received		301	106	339
Interest paid		(45)	(49)	(142)
Net cash generated from operating activities		1,855	1,980	8,364
Cash flows from investing activities				
Purchases of property, plant and equipment		(289)	(143)	(289)
Purchases of intangible assets		(245)	(413)	(946)
Proceeds from sale of property, plant and equipment		124	-	-
Net cash used in investing activities		(410)	(556)	(1,235)
Cash flows from financing activities				
Movements in borrowings				
• Net proceeds from the issue of new borrowings		-	-	345

• Repayment of borrowings	(1,941)	(275)	(538)
Proceeds from issuance of ordinary shares	96	32	44
Purchase of own shares for cancellation	(9,840)	-	-
Purchase of treasury shares	-	-	(889)
Dividends paid to shareholders	(992)	(860)	(1,367)
Net cash used in financing activities	(12,677)	(1,103)	(2,405)
Net (decrease)/ increase in cash and bank overdrafts	(11,232)	321	4,724
Cash and bank overdrafts at beginning of the period	14,666	9,905	9,905
Exchange (losses)/gains on cash and bank overdrafts	(40)	(69)	37
Cash and bank overdrafts at end of the period	3,394	10,157	14,666

These financial statements should be read in conjunction with the notes to the accounts.

1 Basis of preparation

The interim financial statements of 4imprint Group plc for the half year period ended 2 July 2005 are unaudited and do not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985.

From 1 January 2005, 4imprint Group plc is required to prepare its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) endorsed by the European Union. Reconciliations and descriptions of the effect of the transition from UK GAAP to IFRS on the Group's equity and its income statement are provided in an attachment to the interim report.

The financial information set out in this interim statement has been prepared in accordance with the accounting policies under IFRS published on the 4imprint website (

www.4imprint.co.uk

).

Standards currently in issue and adopted by the EU are subject to interpretation issued from time to time by the International Financial Reporting Interpretations Committee (IFRIC). Further standards may be issued by the International Accounting Standards Board that will be adopted for financial years beginning on or after 1 January 2005. Additionally, IFRS is currently being applied in the United Kingdom and in a large number of countries simultaneously for the first time. Furthermore, due to a number of new and revised Standards included within the body of the Standards that comprise IFRS,

there is not yet a significant body of established practice on which to draw in forming options regarding interpretation and application. Accordingly, practice is continuing to evolve. At this preliminary stage, therefore, the full financial effect of reporting under IFRS as it will be applied and reported on in the Company's first IFRS Financial Statements for the year ended 31 December 2005 may be subject to change.

2 Segmental analysis

At 2 July 2005, the Group is organised into four main business segments as detailed in the Chairman's statement. The segmental results for the period ended 2 July 2005 are as follows:

	Gross segment sales			Inter-segment sales			Sales		
	Half year 2005 £'000	Half year 2004 £'000	Full year 2004 £'000	Half year 2005 £'000	Half year 2004 £'000	Full year 2004 £'000	Half year 2005 £'000	Half year 2004 £'000	Full year 2004 £'000
European Direct Marketing and Corporate Programmes	18,272	16,494	35,904	(39)	(7)	(177)	18,233	16,487	35,727
European Premium Promotions	6,066	6,727	13,882	(257)	(199)	(554)	5,809	6,528	13,328
US Direct Marketing and Corporate Programmes	20,666	18,132	39,910	-	-	-	20,666	18,132	39,910
US Franchising	2,309	2,219	4,626	-	-	-	2,309	2,219	4,626
Continuing operations	47,313	43,572	94,322	(296)	(206)	(731)	47,017	43,366	93,591

	Operating profit/ (loss) before exceptional items and pension charges			Exceptional items			Pension charges			Operating profit/ (loss)		
	Half year 2005 £'000	Half year 2004 £'000	Full year 2004 £'000	Half year 2005 £'000	Half year 2004 £'000	Full year 2004 £'000	Half year 2005 £'000	Half year 2004 £'000	Full year 2004 £'000	Half year 2005 £'000	Half year 2004 £'000	Full year 2004 £'000
European Direct Marketing and Corporate Programmes	1,444	377	1,907	-	-	(168)	(63)	(50)	(57)	1,381	327	1,682

European Premium Promotions	320	466	925	-	(308)	(357)	(29)	(25)	(45)	291	133	523
US Direct Marketing and Corporate Programmes	1,476	785	2,445	-	-	-	(58)	(54)	(109)	1,418	731	2,336
US Franchising	750	433	1,001	134	-	-	(13)	(11)	(21)	871	422	980
Unallocated costs	(642)	(606)	(1,260)	-	-	-	(252)	(330)	(655)	(894)	(936)	(1,915)
Continuing operations	3,348	1,455	5,018	134	(308)	(525)	(415)	(470)	(887)	3,067	677	3,606

A review of the segments is included in the operating review.

Costs have been allocated in terms of resources required and contain some indirect costs not dependant on the level of business conducted. Unallocated costs relate to Head Office costs and IAS19 'Employee Benefits' charge for the defined benefit pension scheme.

3 Exceptional items

	Half year 2005 £'000	Half year 2004 £'000	Full year 2004 £'000
Release of bad debt provision	134	-	-
Product recall charges	-	(308)	(267)
European restructuring charges	-	-	(258)
Total - continuing operations	134	(308)	(525)

Items are considered exceptional when their size and/or nature are considered sufficiently material to warrant separate disclosure.

The release of the bad debt provision in 2005 relates to a review undertaken in the US Franchising segment.

The restructuring and product recall charge in 2004 relates to the cost of a product recall issue in the European Premium Promotions segment, which has been disclosed separately due to its rare occurrence and size and to restructuring costs at December 2004 of £90,000 in the European Premium Promotions division and £168,000 in the European Direct Marketing and Corporate Programmes division.

4 Post balance sheet event - sale of Adventures in Advertising

On 21 July 2005, 4imprint Group plc completed the sale of Adventures in Advertising (AiA) to The Riverside Company, a US Private Investment Group for consideration of $11.3m. AiA constitutes the US Franchising segment in note 2 and being the only franchise business in the Group did not fit with the long term strategy, which is to concentrate on the core activities of providing products and support services for Corporate and Product Promotions, using 'in

house' resources.

5 Taxation

	Half year 2005 £'000	Half year 2004 £'000	Full year 2004 £'000
UK Taxation:			
Corporate tax charge	(190)	(51)	-
Adjustment in respect of previous years	-	1,953	1,945
Overseas Taxation:			
Current tax	-	-	34
Adjustment in respect of previous years	-	-	10
Deferred Taxation:			
Current tax	(188)	(92)	592
Adjustment in respect of previous years	-	-	95
	(378)	1,810	2,676
The total taxation (charge)/credit above comprises:			
Continuing operations	(190)	1,810	2,676
Discontinued operations	(188)	-	-
	(378)	1,810	2,676

The taxation charge for the period to 2 July 2005 has been calculated by applying the best estimate of the Group's annual tax rate to the profit before tax for the period.

6 Discontinued operations

	Half year 2005 £'000	Half year 2004 £'000	Full year 2004 £'000
Release of provision relating to disposal of Norwood, a US supplier business, in 1999	554	-	-
Associated deferred tax charge	(188)	-	-
	366	-	-

7 Earnings per share

The earnings per share for the half year is based on the profit on ordinary activities after taxation and weighted average shares in issue, excluding ordinary shares purchased by the Company and held as treasury shares, of 27,503,813 (26 June 2004: 28,729,765 shares, 31 December 2004: 28,606,434). The shares in issue at 2 July 2005 are 25,043,818.

The diluted earnings per share for the half year is based on the same income statement figures as above, but takes into account the dilutive effect of share

options outstanding. The weighted average number of shares in issue for diluted earnings per share purposes is therefore 28,720,947 (26 June 2004: 29,081,207,

31 December 2004: 29,586,860).

8 Dividends

The interim dividend for 2005 of 2.50p per ordinary share (interim 2004: 1.75p, final 2004: 3.50p) will be paid on 14 September 2005 to ordinary shareholders on the register at the close of business on 19 August 2005.

Dividends paid in the period totalled £992,000 (period to 26 June 2004: £861,000, period to 31 December 2004: £1,364,000).

9 Cash generated from operations

	Half year 2005 £'000	Half year 2004 £'000	Full year 2004 £'000
Profit for the period	3,406	2,608	6,572
Adjustments for:			
Tax	378	(1,810)	(2,676)
Depreciation	256	408	714
Amortisation	588	593	1,177
(Profit)/loss on sale of property, plant and equipment	(16)	4	44
Net movement in provisions for liabilities and charges	(685)	(62)	(350)
Interest income	(208)	(170)	(432)
Interest expense	45	49	142
Option charges	213	6	20
Exchange (gains)/losses on borrowings	19	(56)	(139)
Changes in working capital :			
Inventories	(1,276)	(397)	1,261
Trade and other receivables	1,385	1,998	2,869
Trade and other payables	(2,470)	(1,632)	(1,505)
Cash generated from operations	1,635	1,539	7,697

Included in the above is cash generated from discontinued operations of £1,687,000 (relating to the disposal of Norwood, a US supplier business, in 1999).

10 Retirement benefits

	Half year 2005 £'000	Half year 2004 £'000	Full year 2004 £'000
The net pension charges are made up as follows:			
Defined contribution plans	179	147	247
Defined benefit schemes:			
Regular cost	38	35	75

Interest expensed	2,331	2,270	4,506
Expected return on assets	(2,133)	(1,982)	(3,941)
	415	470	887

Defined contribution plans

The Group operates defined contribution plans for the majority of its UK and US employees. The regular contributions are charged to the profit and loss account as they are incurred.

Defined benefit scheme - IAS 19 costs

The defined benefit scheme is closed to new members. IAS 19 'Employee Benefits' was adopted at the transition date, 28 December 2003. The corridor approach, allowed under IAS19, has been adopted.

During the period the financial position of the defined benefit scheme has been updated in line with the anticipated annual cost for current and past service, the expected return on scheme assets, the interest on scheme liabilities and cash contributions made to the scheme.

No interim valuation of the scheme's assets or liabilities has been carried out, accordingly, there are no further recognised or unrecognised actuarial gains or losses since 31 December 2004. The next actuarial update will be carried out as at 31 December 2005.

The movements in the net pension liability were:

	Half year 2005 £'000	Half year 2004 £'000	Full year 2004 £'000
Net pension liability at beginning of period	(11,831)	(12,391)	(12,391)
Movement in period;			
Total expenses charged in the income statement	(236)	(323)	(640)
Contributions paid	720	720	1,440
Movement in deferred tax asset	(146)	(120)	(240)
Net pension liability at end of period	(11,493)	(12,114)	(11,831)

11 Share based payments

Share options are granted to senior management and in addition a SAYE scheme is available to all UK and US employees. The exercise price of options designed for senior management is nil and for SAYE options is equal to the market rate, plus any discount up to the limit imposed by the local tax authority at the pricing date.

The fair value of options granted after 7 November 2002 are determined using the Monte Carlo valuation model for executive options and the Binomial model for

SAYE options and are spread over the vesting period of the options. The significant inputs into the model are an expected life of between 1.9 and 3 years for all options, the volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over the last 3 years and a risk-free rate based on a 36 month UK LIBOR.

	Half year 2005 £'000	Half year 2004 £'000	Full year 2004 £'000
Charge resulting from spreading the fair value of options granted after 7 November 2002 over the vesting period of the options	213	6	20

The Group has no legal or constructive obligation to repurchase or settle the options in cash.

IFRS Restatement Information

Transition to IFRS

The following reconciliations show the differences between figures presented under UK GAAP and IFRS.

Transitional arrangements - Application of IFRS 1

The Group's financial statements for the year ended 31 December 2005 will be the Group's first annual financial statements in compliance with IFRS. 4imprint Group plc's transition date is 28 December 2003. The Group prepared its opening IFRS balance sheet at that date. The Group's IFRS adoption date is 1 January 2005.

On transition to IFRS, an entity is generally required to apply IFRS retrospectively, except where an exemption is available under IFRS 1 'First-time Adoption of International Financial Reporting Standards'. The Group has applied the mandatory exemptions and certain of the optional exemptions from full retrospective application of IFRS. The following is a summary of the key elections from IFRS 1 that were made by the Group:

- The Group has elected to adopt the IFRS 1 exemption in relation to business combinations and will only apply IFRS 3 'Business Combinations' prospectively from 28 December 2003. As a result, the balance of goodwill under UK GAAP as at 27 December 2003 will be deemed the cost of goodwill at 28 December 2003.

- The Group has elected to adopt the IFRS 1 option to reset foreign currency cumulative translation reserves to zero on transition to IFRS.

- Cumulative actuarial gains and losses at the date of transition on the valuation of post employment benefit assets and liabilities have been recognised as an adjustment to equity.
- The Group has elected to apply the share-based payment exemption. It has applied IFRS 2 from 28 December 2003 to those options that were issued after 7 November 2002 but have not vested by 1 January 2005.

Reconciliation of the income statement (unaudited)

	Ref	UK GAAP 26 June 04	IFRS 26 June 04	Diff	UK GAAP 31 Dec 04	IFRS 31 Dec 04	Diff
		£'000	£'000	£'000	£'000	£'000	£'000
Sales		43,366	43,366	-	93,591	93,591	-
Operating expenses		(42,461)	(42,689)	(228)	(90,471)	(89,985)	486
Operating profit		905	677	(228)	3,120	3,606	486
Operating profit before goodwill amortisation, exceptional items and pension charges	1.1	1,558	1,455	(103)	5,075	5,018	(57)
Goodwill amortisation	1.2	(138)	-	138	(276)	-	276
Exceptional items		(308)	(308)	-	(525)	(525)	-
Pension charges	1.3	(207)	(470)	(263)	(1,154)	(887)	267
Operating profit		905	677	(228)	3,120	3,606	486
Net finance income	1.4	122	121	(1)	291	290	(1)
Profit before tax		1,027	798	(229)	3,411	3,896	485
Taxation	1.5	1,902	1,810	(92)	2,748	2,676	(72)
Profit attributable to equity shareholders		2,929	2,608	(321)	6,159	6,572	413
Basic EPS		10.19p	9.08p	(1.11p)	21.53p	22.97p	1.44p

The effect of adopting International Financial Reporting Standards upon the profit attributable to the equity shareholders was:

Reference 1.1	26 June 2004	31 Dec 2004
Continuing operations	£'000	£'000
Adoption of IFRS 2 'Share-based Payment' requires the assignment of fair values at the date of grant to the options granted to employees after 7 November 2002 and not vested by 1 January 2005. The expense is spread over the vesting period of those options.	(6)	(20)
The adoption of IAS 17 'Leases' resulted in the reclassification of certain motor vehicles held from operating to finance leases, the capitalised assets have been depreciated over the useful economic life and the interest associated with the lease reclassified from operating expenses to finance expenses.	1	1

	26 June 2004	31 Dec 2004
Write off of deferred charges which do not meet the IFRS definition of an asset.	(9)	(29)
IAS 19 'Employee Benefits' requires the recognition of liabilities relating to holiday pay not previously accounted for under UK GAAP	(89)	(9)
	(103)	(57)

Reference 1.2

Continuing operations

	26 June 2004	31 Dec 2004
	£'000	£'000
The adoption of IFRS 3 'Business Combinations' resulted in the write back of goodwill amortisation in 2004. No impairment charge arose.	138	276

Reference 1.3

Continuing operations

	26 June 2004	31 Dec 2004
	£'000	£'000
Adoption of IAS 19 'Employee Benefits' in relation to the defined benefit pension scheme. The Group has adopted the corridor approach of spreading the deficit.	(263)	267

Reference 1.4

Continuing operations

	26 June 2004	31 Dec 2004
	£'000	£'000
The adoption of IAS 17 'Leases' resulted in the reclassification of certain motor vehicles held from operating to finance leases, the capitalised assets have been depreciated over the useful economic life and the interest associated with the lease reclassified from operating expenses to finance expenses.	(1)	(1)

Reference 1.5

Continuing operations

	26 June 2004	31 Dec 2004
	£'000	£'000
The effect on taxation of the adoption of IAS 19 'Employee Benefits' was		
• a deferred taxation charge relating to movements in the pension creditor:	(120)	(240)
• a deferred taxation credit relating to the reversal of the movement in the pension prepayment under SSAP 24	-	160

• deferred taxation arising from the charges in relation to the recognition of liabilities relating to holiday pay not previously accounted for under UK GAAP	26	2
• The associated deferred taxation arising from the charges for employee options under IFRS2 in the period	2	6
	(92)	(72)

Reconciliation of equity (unaudited)

	Ref	UK GAAP 26 June 2004 £'000	IFRS 26 June 2004 £'000	Diff £'000	UK GAAP 31 Dec 04 £'000	IFRS 31 Dec 04 £'000	Diff £'000	UK GAAP 27 Dec 03 £'000	IFRS 27 Dec 03 £'000	Diff £'000
Non Current Assets										
Property, plant and equipment	2.1	4,772	1,928	(2,844)	4,399	1,682	(2,717)	5,299	2,223	(3,076)
Goodwill	2.2	4,203	4,341	138	4,065	4,341	276	4,341	4,341	-
Intangible assets	2.3	-	2,874	2,874	-	2,743	2,743	-	3,109	3,109
Investments		-	-	-	8	8	-	-	-	-
Deferred income tax assets	2.4	1,790	7,373	5,583	2,478	8,081	5,603	1,814	7,489	5,675
Trade and other receivables		-	-	-	-	-	-	1,901	1,901	-
		10,765	16,516	5,751	10,950	16,855	5,905	13,355	19,063	5,708
Current Assets										
Inventories		6,295	6,295	-	4,640	4,640	-	5,959	5,959	-
Trade and other receivables	2.5	26,438	24,241	(2,197)	25,050	22,977	(2,073)	26,709	25,172	(1,537)
Cash and cash equivalents		10,858	10,858	-	15,310	15,310	-	10,128	10,128	-
		43,591	41,394	(2,197)	45,000	42,927	(2,073)	42,796	41,259	(1,537)
Current Liabilities										
Trade and other payables	2.6	15,558	15,730	172	15,987	16,077	90	17,585	17,669	84
Current income tax liabilities		695	695	-	697	697	-	2,272	2,272	-
Borrowings	2.7	2,623	2,630	7	2,565	2,572	7	2,476	2,483	7
Dividends	2.8	503	-	(503)	992	-	(992)	861	-	(861)
Provisions and other liabilities		1,146	1,146	-	832	832	-	619	619	-
		20,525	20,201	(324)	21,073	20,178	(895)	23,813	23,043	(770)
Net Current Assets		23,066	21,193	(1,873)	23,927	22,749	(1,178)	18,983	18,216	(767)
Non Current Liabilities										
Retirement benefit obligations	2.9	-	17,305	17,305	-	16,902	16,902	-	17,702	17,702
Borrowings	2.7	-	23	23	-	19	19	-	26	26
Provisions and other liabilities		26	26	-	-	-	-	648	648	-

		26	17,354	17,328	-	16,921	16,921	648	18,376	17,728
Net Assets		33,805	20,355	(13,450)	34,877	22,683	(12,194)	31,690	18,903	(12,787)
Shareholders' Equity										
Share capital		11,054	11,054	-	11,063	11,063	-	11,044	11,044	-
Share premium reserve		37,655	37,655	-	37,659	37,659	-	37,630	37,630	-
Capital redemption reserve		208	208	-	208	208	-	208	208	-
Treasury shares	2.10	-	-	-	-	(889)	(889)	-	(7)	(7)
Cumulative translation differences	2.11	-	(343)	(343)	-	(614)	(614)	-	-	-
Fair value and other reserves	2.12	-	9	9	-	23	23	-	3	3
Retained earnings	2.13	(15,112)	(28,228)	(13,116)	(14,053)	(24,767)	(10,714)	(17,192)	(29,975)	(12,783)
Total Equity		33,805	20,355	(13,450)	34,877	22,683	(12,194)	31,690	18,903	(12,787)

The effect of adopting International Financial Reporting Standards upon the balance sheet was:

Reference 2.1	26 June 2004 £'000	31 Dec 2004 £'000	28 Dec 2003 £'000
In accordance with IAS 16 'Property, plant and equipment' computer software has been reclassified from tangible to intangible assets, the effect on tangible assets being:	(2,874)	(2,743)	(3,109)
The adoption of IAS 17 'Leases' resulted in the recognition of certain Group vehicles as finance leases, which were previously accounted for as operating leases under UK GAAP, the effect on tangible assets being:	30	26	33
	(2,844)	(2,717)	(3,076)

Reference 2.2	26 June 2004 £'000	31 Dec 2004 £'000	28 Dec 2003 £'000
The adoption of IFRS 3 'Business Combinations' resulted in the write back of goodwill previously amortised since the transition date, 28 December 2003. No impairment charge is required.	138	276	-

Reference 2.3	26 June 2004 £'000	31 Dec 2004 £'000	28 Dec 2003 £'000
In accordance with IAS 16 'Property, plant and equipment' computer software has been reclassified from tangible to intangible assets, the effect on intangible assets being:	2,874	2,743	3,109

Reference 2.4	26 June	31 Dec	28 Dec

	2004 £'000	2004 £'000	2003 £'000
The effect on taxation of the adoption of IAS 19 'Employee Benefits' was			
• recognition of a deferred taxation asset relating to the pension creditor:	5,191	5,071	5,311
• deferred taxation relating to the reversal of the pension prepayment under SSAP 24	338	498	338
• deferred taxation asset relating to the recognition of liabilities for employee holiday pay not previously accounted for under UK GAAP	52	27	25
• deferred taxation asset arising from the charges for employee options under IFRS2 in the period	2	7	1
	5,583	5,603	5,675

Reference 2.5	26 June 2004 £'000	31 Dec 2004 £'000	28 Dec 2003 £'000
The adoption of IAS 19 'Employee Benefits' resulted in the reversal of the SSAP 24 pension prepayment of:	(1,786)	(1,659)	(1,126)
Write off of deferred charges, which do not meet IFRS definition of an asset.	(411)	(414)	(411)
	(2,197)	(2,073)	(1,537)

Reference 2.6	26 June 2004 £'000	31 Dec 2004 £'000	28 Dec 2003 £'000
IAS 19 'Employee Benefits' requires the recognition of liabilities relating to holiday pay not previously accounted for under UK GAAP.	172	90	84

Reference 2.7

The adoption of IAS 17 'Leases' resulted in the recognition of certain Group vehicles as finance leases, which were previously accounted for as operating leases under UK GAAP, the associated finance creditor was;	26 June	31 Dec	28 Dec

	2004 £'000	2004 £'000	2003 £'000
Non current liability	23	19	26
Current liability	7	7	7

Reference 2.8	26 June 2004 £'000	31 Dec 2004 £'000	28 Dec 2003 £'000
IAS 37 'Provisions, contingent liabilities and contingent assets' requires that dividends are recognised in the period in which they are approved.	(503)	(992)	(861)

Reference 2.9	26 June 2004 £'000	31 Dec 2004 £'000	28 Dec 2003 £'000
Upon the adoption of IAS 19 'Employee Benefits' the Group has recognised the pension deficit, relating to the UK defined benefit scheme, in the balance sheet.	17,305	16,902	17,702

Reference 2.10	26 June 2004 £'000	31 Dec 2004 £'000	28 Dec 2003 £'000
In accordance with IFRS 2 'Share-based Payments' own shares held to satisfy future employee options are held as 'Treasury Shares' within share capital and hence are reclassified from the Profit and Loss reserve, as previously held under UK GAAP.	-	(889)	(7)

Reference 2.11	26 June 2004 £'000	31 Dec 2004 £'000	28 Dec 2003 £'000
In accordance with IAS 'The effect of changes in foreign currency rate' cumulative translation adjustments since the transition date are held in a separate reserve. Under UK GAAP they were held in the profit and loss reserve.	(353)	(643)	-
Translation adjustments in respect of US dollar denominated IFRS adjustments.	10	29	-
	(343)	(614)	-

Reference 2.12

	26 June 2004 £'000	31 Dec 2004 £'000	28 Dec 2003 £'000
IFRS 2 'Share-based Payments' requires the assignment of fair values at the date of grant to options granted to employees after 7 November 2002 which had not vested by 1 January 2005. The expense is spread over the vesting period of the options and is credited to fair value and other reserves.	9	23	3

Reference 2.13

	26 June 2004 £'000	31 Dec 2004 £'000	28 Dec 2003 £'000
The adoption of IFRS had the following net impact on the retained earnings:	(13,116)	(10,714)	(12,783)

Cumulative total of all adjustments to the balance sheet.

Reconciliation of the consolidated cash flow statements (unaudited)

	UK GAAP 26 June 2004 £'000	IFRS 26 June 2004 £'000	Diff £'000	UK GAAP 31 Dec 2004 £'000	IFRS 31 Dec 2004 £'000	Diff £'000
Cash and bank overdrafts at end of the period (IFRS)/ net cash (UK GAAP)	8,235	10,157	1,922	12,745	14,666	1,921

The principal difference between UK GAAP and IFRS in the Group's statement of cash flow is the reconciliation to cash and bank overdrafts rather than net cash (which includes bank loans) .

4imprint Group plc
Group Headquarters
6 Cavendish Place
London W1G 9NB
Telephone + 44 (0)207 2997201
Fax + 44 (0)207 2997209
E-mail hq@4imprint.co.uk

UK
4imprint
Broadway

Trafford Wharf Road
Manchester M17 1DD
Telephone +44 (0)870 240 6622
Fax +44 (0)870 241 3440
E-mail sales@4imprint.co.uk

4imprint
Product Plus International
South Bank Business Centre
Ponton Road
London SW8 5BL
Telephone +44 (0) 07 393 0033
Fax +44 (0)207 393 0080
E-mail sales@4imprint.co.uk

4imprint
Product Plus International
Clifton Heights
Triangle West
Bristol BS8 1EJ
Telephone +44 (0)117 929 9236
Fax +44 (0)117 925 1808
E-mail sales@4imprint.co.uk

USA
4imprint
101 Commerce Street
Oshkosh
WI 54901
USA
Telephone +1 920 236 7272
Fax +1 920 236 7282
E-mail sales@4imprint.com

Germany
4imprint
Kreyer Promotion Service
Heydastrasse 13
D-58093
Hagen
Germany
Telephone +49 (0)2331 95970
Fax +49 (0)2331 959749
E-mail 4

imprint@kreyer-promotion.de

France
4imprint
Product Plus France SA
4, boulevard des lles
92130 Issy-les-Moulineaux
France
Telephone +33 (0)1559 59640
Fax +33 (0)1559 59641
E-mail ppfrance@4imprint.co.uk

Hong Kong
4imprint
Product Plus Far East
Unit 1811, 18th Floor
Star House
3 Salisbury Road
Tsimshatsui, Kowloon
Hong Kong
Telephone +852 2301 3082
Fax +852 2724 5128
E-mail ppfe@4imprint.co.uk

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